January 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 161 under the Securities Act and Amendment No. 170 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to ProShares S&P 500 Bond ETF and ProShares S&P 500 Dynamic Treasury Hedge ETF.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6578.

Very truly yours,

/s/ Robert J. Borzone Jr.

Robert J. Borzone Jr.

Vice President and Legal Counsel